Mail Stop 3561

January 31, 2008

James Hagedorn
President and Chief Executive Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

RE: The Scotts Miracle-Gro Company
        Form 10-K for the fiscal year ended September 30, 2007
        File No. 001-11593

Dear Mr. Hagedorn:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In this comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2007 - Part II

Item 15. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21

1. We note your disclosure in the final paragraph on page 21 that "Smith & Hawkin 401(k) Plan participants may have the right to rescind" certain stock purchases discussed in this paragraph. Please provide us supplementally with details explaining how you reached the conclusion that this rescission right may exist. Your current disclosure merely states that the shares were not registered, but does

not provide additional details about how the sales may have amounted to a violation of Section 5 of the Securities Act of 1933. In addition, please discuss how the purchases could have been made on the open market without registration.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at (202) 551-3324 if you have questions.

Sincerely,

Amanda McManus
Branch Chief – Legal